May 2015 Pricing Sheet dated May 29, 2015 relating to Preliminary Terms No. 285 dated April 30, 2015 Registration Statement No. 333-200365 Filed pursuant to Rule 433

Structured Investments

Opportunities in U.S. Equities

Auto-Callable Securities Based on the Value of the S&P 500® Index due June 5, 2018

Principal at Risk Securities

PRICING TERMS – MAY 29, 2015
Issuer:	Morgan Stanley
Maturity date:	June 5, 2018
Underlying index:	S&P 500® Index
Aggregate principal amount:	$3,168,650
Stated principal amount:	$10 per security
Issue price:	$10 per security (see “Commissions and issue price” below)
Pricing date:	May 29, 2015
Original issue date:	June 3, 2015 (3 business days after the pricing date)
Early redemption:

If, on the call observation date, the index closing value of the underlying index is greater than or equal to the call threshold level, the securities will be automatically redeemed for the early redemption payment on the third business day following such call observation date. No further payments will be made on the securities once they have been redeemed.

If the securities are redeemed prior to maturity, you will receive only the fixed early redemption payment, regardless of the actual appreciation of the underlying index, and you will not benefit from the leverage feature that applies to the payment at maturity if the final index value is greater than the initial index value. Moreover, the early redemption payment will be significantly less than the payment at maturity you would receive for the same level of appreciation of the underlying index had the securities not been automatically redeemed and instead remained outstanding until maturity.

Payment at maturity:

If the securities are not redeemed prior to maturity, investors will receive a payment at maturity determined as follows:

If the final index value is greater than the initial index value: $10 + leveraged upside payment

If the final index value is less than or equal to the initial index value but is greater than or equal to the trigger level: $10

If the final index value is less than the trigger level: $10 × index performance factor

Under these circumstances, the payment at maturity will be less than the stated principal amount of $10 and will represent a loss of more than 15%, and possibly all, of your investment.

CUSIP / ISIN:	61764V836 / US61764V8366
Terms continued on the following page
Listing:	The securities will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.
Estimated value on the pricing date:	$9.572 per security. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to issuer(3)
Per security	$10	$0.25(1)
		$0.05(2)	$9.70
Total	$3,168,650	$95,059.50	$3,073,590.50
(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.25 for each security they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for PLUS.
(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each security.
(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard and Poor’s Financial Services LLC and have been licensed for use by S&P Dow Jones Indices LLC and Morgan Stanley. The securities are not sponsored, endorsed, sold or promoted by Standard and Poor’s Financial Services LLC, and Standard and Poor’s Financial Services LLC makes no representation regarding the advisability of investing in the securities.

Preliminary Terms No. 285 dated April 30, 2015

Product Supplement for PLUS dated November 19, 2014	Index Supplement dated November 19, 2014

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Auto-Callable Securities Based on the Value of the S&P 500® Index due June 5, 2018

Principal at Risk Securities

Terms continued from previous page:
Call threshold level:	2,528.868, which is equal to 120% of the initial index value
Early redemption payment:	$12 per security (120% of the stated principal amount)
Call observation date:	December 5, 2016, subject to adjustment for non-index business days and certain market disruption events
Valuation date:	May 31, 2018, subject to adjustment for non-index business days and certain market disruption events
Leveraged upside payment:	$10 × leverage factor × index percent increase
Leverage factor:	115%. The leverage factor will be applicable only if the securities are not redeemed prior to maturity and the final index value is greater than or equal to the initial index value.
Index percent increase:	(final index value – initial index value) / initial index value
Index performance factor:	final index value / initial index value
Initial index value:	2,107.39, which is the index closing value on the pricing date
Final index value:	The index closing value on the valuation date
Trigger level:	1,791.282, which is approximately 85% of the initial index value

May 2015	Page 2